SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

70788V102
(CUSIP Number)

Gina N. Scianni, Esq.
c/o Contrarian Capital Management, L.L.C.
411 West Putnam Avenue, Suite 425
Greenwich, Connecticut 06830
(203) 862-8243
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2019 and June 20, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V102	SCHEDULE 13 D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Contrarian Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,350*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 783,350*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 783,350*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IA

* Reports beneficial ownership as of February 13, 2019, the date of this filing. As of June 20, 2018, the Reporting Person may have been deemed to have beneficial ownership over 893,549 Shares, representing approximately 5.9% of the Shares outstanding at such time.

CUSIP No. 70788V102	SCHEDULE 13 D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein including to reflect the Reporting Person’s beneficial ownership as previously reported in its Form 13F filings.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 783,350 Shares reported herein as beneficially owned by the Reporting Person at an aggregate cost of approximately $11,371,215 million. The Reporting Person may effect purchases of the Shares through margin accounts maintained for them with prime brokers, which may extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On February 13, 2019, the Reporting Person delivered a letter to the Issuer’s Board of Directors (the “Letter to the Board”) opposing the proposed merger between the Issuer and Denbury Resources Inc. for reasons stated in the Letter to the Board. The foregoing description of the Letter to the Board is qualified in its entirety by reference to the Letter to the Board, a copy of which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Person may engage in discussions with management, the Board, other shareholders of the Issuer, proxy solicitors and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person’s investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, Board composition, management, capitalization and strategic plans.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares.

CUSIP No. 70788V102	SCHEDULE 13 D/A	Page 4 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons as of the date hereof is based upon 15,073,776 Shares outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons as of June 20, 2018 is based upon 15,058,480 Shares outstanding as of May 4, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

As of the date hereof, the Reporting Person may be deemed to beneficially own 783,350 Shares, representing approximately 5.2% of the Shares outstanding. As of June 20, 2018, the Reporting person may have been deemed to beneficially own 893,549, representing approximately 5.9% of the Shares then outstanding.

(b) As of the date hereof, the Reporting Person has sole voting and dispositive power over 783,350 Shares, which power is exercised by the Managing Member. As of June 20, 2018, the Reporting Person had sole voting and dispositive power over 893,549 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the sixty days prior to June 20, 2018 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed therein were effected in the open market through various brokerage entities. The Reporting Person has not effected any transactions in the Shares during the past sixty days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.1 – Letter to the Board, dated February 13, 2019

CUSIP No. 70788V102	SCHEDULE 13 D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

CONTRARIAN CAPITAL MANAGEMENT L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CUSIP No. 70788V102	SCHEDULE 13 D/A	Page 6 of 6 Pages

Schedule A

Transactions in the Shares of the Issuer

The following tables set forth all transactions in the Shares effected in the sixty days prior to June 20, 2018 by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/20/2018	(118,374)	81.920
6/19/2018	(50,000)	82.058
6/19/2018	(31,626)	81.615
6/18/2018	(10,885)	82.237
6/5/2018	(6,203)	73.908
6/5/2018	(9,771)	75.056
5/10/2018	(9,654)	62.244
5/9/2018	(25,000)	62.052